SCHEDULE 13G/A
(Amendment No. 5)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b) AND (c)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Ecology and Environment, Inc.
(Name of Issuer)

Class A Common Stock
(Class B Common Stock is Convertible into Class A
Common Stock on a one for one basis)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

1)	Name of Reporting Persons

Kirsten Shelly

2)	Check the Appropriate Box if a Member of a Group

Not Applicable

3)	Securities and Exchange Commission use only

4)	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)	Sole Voting Power (a)

	Class A (a)	Class B

	-0-	-0-

6)	Shared Voting Power (a)

	Class A	Class B

	-0-	-0-

7)	Sole Dispositive Power (a)

	Class A	Class B

	-0-	-0-

8)	Shared Dispositive Power (a)

	Class A	Class B

	-0-	-0-

9)	Aggregate Amount Beneficially Owned by Reporting Person: (a)

	Class A	Class B

	-0-	-0-

10)	Check box if the aggregate amount in Row 9 excludes certain shares ☐

11)	Percent of Class Represented by Amount in Row 9: (a)

Class A(a)	Class B

-0-	-0-

12)	Type of Reporting Person:

Individual

(a)          On August 28, 2019 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WSP Global, Inc., a Canadian corporation (the “Parent”) and Everest Acquisition Corp., a New York corporation and direct subsidiary of the Parent (the “Merger Sub”). Pursuant to the terms of the Merger Agreement and Merger (as defined in the Merger Agreement), each share of the Issuer’s common stock (the “Company Common Stock”) held by the Reporting Person was acquired at a purchase price of $15.00 per share in cash effective December 31, 2019 (the “Merger Date”). Physical delivery of the Company Common Stock held by the Reporting Person occurred after the Merger Date.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G

Under the Securities Exchange Act of 1934

Item 1 (a):	Name of Issuer:

Ecology and Environment, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:

368 Pleasant View Drive, Lancaster, New York

Item 2(a):	Name of Person Filing:

Kirsten Shelly

Item 2(b):	Address of Principal Business Office:

368 Pleasant View Drive, Lancaster, New York

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

Item 2(e):	CUSIP Number:

278878 10 3

Item 3:	Not Applicable

Item 4(a):	Amount Beneficially Owned: (a)

Class A(a)	Class B

-0-	-0-

Item 4(b):	Percent of Class: (a)

Class A(a), (d)	Class B

-0-	-0-

Item 4(c)(i):	Sole Power to Vote or to direct the vote: (a)

Class A	Class B

-0-	-0-

Item 4(c)(ii):	Shared Power to Vote or to direct the vote: (a)

Class A	Class B

-0-	-0-

Item 4(c)(iii):	Sole Power to dispose or to direct the disposition of: (a)

Class A	Class B

-0-	-0-

Item 4(c)(iv):	Shared Power to dispose or to direct the disposition of: (a)

Class A	Class B

-0-	-0-

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

Not Applicable

Item 9:	Notice of Dissolution of Group:

Not Applicable

Item 10:	Certification:

Not Applicable

(a)          On August 28, 2019 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WSP Global, Inc., a Canadian corporation (the “Parent”) and Everest Acquisition Corp., a New York corporation and direct subsidiary of the Parent (the “Merger Sub”). Pursuant to the terms of the Merger Agreement and Merger (as defined in the Merger Agreement), each share of the Issuer’s common stock (the “Company Common Stock”) held by the Reporting Person was acquired at a purchase price of $15.00 per share in cash effective December 31, 2019 (the “Merger Date”). Physical delivery of the Company Common Stock held by the Reporting Person occurred after the Merger Date.

Signature:     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

Signature:	/s/ Kirsten Shelly

Name/Title:	Kirsten Shelly